                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549



                                     AMENDMENT 2
                                         TO
                                     FORM 10-SB


                    GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                                SMALL BUSINESS ISSUERS

                           Under Section 12(b) or 12(g) of
                         The Securities Exchange Act of 1934


                                  JUMPMUSIC.COM, INC
                    ----------------------------------------------
                    (Name of Small Business Issuer in its charter)

             Nevada                                      77-036-3000
---------------------------------             ---------------------------------
  (State or Other Jurisdiction                (IRS Employer Identification No.)
of Incorporation or Organization)


201 San Antonio Circle, Suite 105, Mountain View, California         94040
-----------------------------------------------------------------------------
(Address of principal executive offices)                           (Zip Code)


                                    (650) 917-7460
                   ------------------------------------------------
                   (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered                each class is to be registered
     -------------------                ------------------------------

           None                                    None
         --------                                --------

Securities to be registered pursuant to section 12(g) of the Act:

     Common Stock, par value $.001
     -----------------------------
           (Title of Class)

                                       PART I

                         ITEM 1.   DESCRIPTION OF BUSINESS

A.   BUSINESS DEVELOPMENT

     FORM AND YEAR OF ORGANIZATION

     JumpMusic.com, Inc. (the "Company") was founded January 26, 1994 as Jump! Software, Inc., a California corporation. On May 5, 1999, the Company merged with America's Finest Waters, Inc., a Nevada corporation. America's Finest Waters, Inc. had not had any significant operations in the two years prior to the merger, and did not have any significant assets at the time of the merger. As part of the merger, America's Finest Waters, Inc. changed its name to JumpMusic.com, Inc. and Jump! Software, Inc., the California corporation, was dissolved.

     The principal offices of the company are located at 201 San Antonio Circle, Suite 105 in Mountain View, California 94040. Whenever we refer to the "Company" or use the terms "we," "us" or "our" in this report, we are referring to JumpMusic.com, Inc. When we discuss the history of our company and give financial information for the period prior to the merger on May 5, 1999, this information pertains to Jump! Software, Inc. and not to America's Finest Waters, Inc.


     BRIEF HISTORY OF THE COMPANY.

     We started operating in 1994 as a software development company named "Jump! Software, Inc." specializing in music software. In 1995, we bought a proprietary software product from Mindscape called Miracle Piano. We renamed this product Piano Discovery and concentrated our efforts on further developing and selling this product. Although we successfully released several versions of the Piano Discovery software and sold tens of thousands of units, the development process was capital intensive and we lacked the funds required for advertising and for proceeding with further development.

     In the first quarter of 1998, we refocussed our efforts from operating as a software development company to selling third-party music products over the Internet. Instead of developing the Piano Discovery software further, we drastically downsized and worked on developing an e-commerce web site. In the second quarter of 1998, we launched our e-commerce web site. Initially, we specialized in selling sheet music. We have expanded our inventory to include many other music products, although sheet music is still an important part of our business.

     As mentioned above, in May, 1999 we merged into a company called America's
Finest Waters, Inc.   Concurrent with the merger, America's Finest Waters, Inc.
changed its name to "JumpMusic.com, Inc."


B.   BUSINESS OF ISSUER

     The Company is an on-line retailer who sells music products to amateur musicians. The products sold include musical instruments, music accessories,
sound equipment, printed sheet music and music software.   Our web site is
www.jumpmusic.com.

     1.   PRINCIPAL PRODUCTS AND SERVICES AND THEIR MARKET.

          a.   THE MARKET

     The United States retail market for music products in 1998 was estimated to be approximately $6.5 billion in net sales, representing a five-year compound annual growth rate of approximately 7%.(1) According to NAMM, the music products market includes retail sales of string and fretted instruments, sound reinforcement and recording equipment, drums, keyboards, print music (sheet music), pianos, and organs.





     The introduction of affordable personal computers has dramatically changed many market dynamics in the music products industry. New generations of products have been developed to connect to computers. These include hardware and software for sound recording, processing and reproduction. Products for performance and enhancing performance have also been integrated with microprocessors so that non-professional musicians can more easily afford equipment which results in a more "professional sound."


     There is no e-commerce leader in the music products industry today.



     While there are dozens of sites selling different classes of music products, there is as yet no dominant e-commerce retailer offering an authoritative selection of music products for amateur and professional musicians.


     The e-commerce market is increasing at a dramatic rate. Over the past few years, use of the Internet has grown dramatically, as has its infrastructure for commercial transactions and building "affinity communities." Online transactions continue to gain a high level of consumer acceptance. Further, a recent report by International Data Corporation predicts that the consumer Internet commerce market will reach $68 billion in 1999 and nearly $1 trillion by 2002.(2)

          b.   THE PRODUCTS AND SERVICES

     There are hundreds of thousands of music products available for sale. Our strategy is to offer an authoritative selection of both popular and hard-to-find musical instruments (pianos, organs, guitars, percussion, wind and string instruments), sound equipment (loudspeakers, amps, microphones), accessories (cables, music stands, instrument cases), consumables (guitar strings, picks, reeds, drumheads), printed music (sheet music, music books, song collections), music software (recording, editing, performance), music collectibles (rare and hard to find items) and novelty items (trophies/medals, note cards, jewelry) on our web site. We currently have over 50,000 items available for sale on our web site.

     We have also developed two award winning piano education software titles, Piano Discovery and Piano Discovery for Kids. We currently sell these products on our web site and into retail distribution. Our long term

---------

(1)"MUSIC USA, 1999 Statistical Review of the U.S. Music Products Industry" published by the International Music Products Association ("NAMM") at 5790 Armada Drive, Carlsbad, California 92008. Telephone: (760) 438-8001.

(2)"IDC Predictions for 1999" http://www.emarketer.com/estats/020199_idc.html strategy is to offer these items for sale exclusively on our web site.

     We offer secure on-line shopping and have a Verisign-TM- Digital ID. Verisign-TM- Digital ID allows for encrypted communications and transactions over the Internet. Our customers can check the status of their orders on-line and we notify them by E-mail when their orders are shipped. While we verify their credit card during the order process, we do not charge our customers until we ship their order. All credit card transactions are processed by our e-commerce server.

     Customers can contact us by E-mail or phone with product or support questions.

          c.   BUSINESS STRATEGY

     Our goal is to become the leading music products on-line retailer. The principal elements of our business strategy are as follows:

     EXPANSION STRATEGY. Our expansion strategy is to continue to increase our market share in the United States and to penetrate strategically selected overseas markets by creating versions of our web site in multiple languages and by locating distribution centers overseas.

     We also believe there may be attractive opportunities to expand by selectively acquiring existing music products on-line retailers in the U.S. and overseas. We are presently investigating this avenue of growth.

     AUTHORITATIVE SELECTION OF MERCHANDISE. We offer over 50,000 products online and plan to extend our product offerings as quickly as possible. The largest retail outlets carry only an estimated 7,000 products.

     HIGHLY INTERACTIVE, MUSICIAN-FRIENDLY ON-LINE STORE. The purchase of musical instruments is a highly personal decision. We plan to provide on-line services to our customers that will help them in this decision making.

     SUPERIOR CUSTOMER SERVICE. Our strategy is to provide 7 days a week, 24 hours per day on-line customer service worldwide through our web site.

     INNOVATIVE ON-LINE MARKETING PROGRAMS AND LEGACY PRODUCT NAMES. We plan to create on-line promotional programs such as forums, music events, auctions, locator services, chat rooms, etc. to build a sense of community among our customers. We believe these programs will help build a loyal customer base and encourage repeat on-line business. There are over 300,000 Piano Discover/Miracle Piano owners who can easily access us through key word searches on the Internet. We plan to work closely with the Internet portals to establish and improve our priority when potential customers perform key word searches.


     PRICING. We plan to offer competitive pricing in our markets. We generally mark our products down to partially cover the consumers' shipping costs.


     2.   DISTRIBUTION

     Jump's products are primarily sold via the Internet. Our e-commerce sever is hosted by Global Center, an ISP that provides redundant connections to the Internet, backup power, and a secure building. We ship products to our customers from our Mountain View, California facility or drop ship to them directly from the manufacturer.

     Our active URLs, JumpMusic.com and miraclepiano.com, are registered with Yahoo, Infoseek, Alta Vista, and other popular search sites on the Internet. A subset of our products is listed for sale by iMall.com.

     3.   STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE.

     None.

     4.   COMPETITION.

     Potential competition for the Company falls into the following categories:

     TRADITIONAL INDEPENDENT MUSIC STORES. NAMM reports that there were 8,443 "brick & mortar" music stores in the U.S. in 1998, which each generated average revenues of about $700,000 annually.


     RETAIL MUSIC PRODUCT CHAINS. There are numerous small retail chains selling music products. Three of the largest are Guitar Center, Sam Ash Music and MARS. Other chains include Musician's Friend, Thoroughbred Music, and Music Go Round. The chains are expanding their retail operations by adding new physical stores, and are slowly replacing the smaller chains and single location stores.



     MUSIC PRODUCTS CATALOGS. There are several music products catalogers, including Musician's Friend, American Music Supply, Sweetwater Sound, and Thoroughbred Music.


     MUSIC PRODUCTS PUBLISHERS/MANUFACTURERS. These companies are suppliers to the music products distribution channel and view this relationship as a distribution partnership. Therefore, it is unlikely that most of them would choose to compete directly with us, or the thousands of traditional music stores through which they obtain the vast majority of their revenues. However, some publishers and manufacturers may decide to offer their products for sale through their web sites.

     OTHER E-COMMERCE WEB SITES. There are dozens if not hundreds of web sites selling some music products needed by some amateur musicians, with no site yet having emerged as a market leader in music products. Below is a summary of the most visible sites:

     Amazon.com is a well-funded publicly-traded company that primarily sells books via the internet although it has expanded its product line to include auction merchandise, electronics, toys, and recorded music products such as CD's. Amazon.com sells some printed music that it has acquired through its book publishers. This printed music is primarily classical compositions in the public domain. At the present time, however, Amazon.com remains focused on book sales.

     Sunhawk.com was founded by two former Microsoft engineers to publish and distribute digital music scores. They have developed a proprietary music publishing and notation engine called Solero. Their catalog of several thousand titles is available for downloading and printing, including extensive classical listings in the public domain plus a number of Warner properties. Sunhawk is focused on allowing its site visitors to listen to the printed music available on its site and enabling purchasers to download sheet music to their local computers for printing. We believe that most amateur musicians prefer to order traditional paper-based printed music. The vast majority of sales in the printed music category are books of songs, not individual pieces of sheet music, reflecting a customer preference for pre-selected collections of material. To further support our belief, Sunhawk has recently started offering traditional paper-based printed music for sale on their site.

     Sheet-music.com is a California-based privately-held company positioning itself as "The Marketplace for Musicians" offering printed music.

     Musicianstore.com is based in San Francisco, CA and positions itself as "Music and Supplies for the Music Maker." They are privately held and sell printed music and a limited selection of other products.


     According to NAMM, printed music sales in 1998 were $452.9 million or just under 7% of the total music products market.


     METHODS OF COMPETITION

     Companies in the music products retail business compete by specializing in product lines and attracting customers by advertising, and word of mouth. Companies selling music products over the Internet, in addition to utilizing these methods, offer services on their web sites in order to attract customers.


     Based on our experience in the music products retail business, we believe that companies in this industry compete primarily on providing superior customer service and product selection although offering competitive prices is also important.



     JUMPMUSIC.COM'S APPROACH

     We expect to successfully compete in the music products market by offering a comprehensive selection of music products on our web site at competitive prices and by also offering a large selection of community services on our web site such as used musical gear auctions, music teacher finder section, band member finder section, etc. In addition, because we plan to completely focus on the Internet, we believe we can offer superior technology in finding products for our customers than companies that have both a retail presence and a web site. Finally, we believe that we have a seasoned team, board of directors, and advisors that will prove to be an asset to the Company.


     5.   SOURCES AND AVAILABILITY OF INFORMATION AND PRINCIPAL SUPPLIERS.

     We obtain internet services from several suppliers including Global Center, Best Internet and Wolfe Internet. Products on our site are provided by a variety of companies including Hal Leonard, Warner Brothers, Yamaha, and Music Sales. Our e-commerce site has the capability to send new orders electronically or by fax to our suppliers.

     6. DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS. We sell primarily to the end customer, and are not dependent on one or a few major customers.

     7. PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS AND/OR LABOR CONTRACTS.

     We have a patent, 5,183,398 "Apparatus and Method for Interactive Instruction of a Student", on teaching music using a musical instrument connected to a computer. This patent was issued on February 2, 1993.

     We have registered the following web domain names: JumpMusic.com, miraclepiano.com piano-offer.com, 800music.com, 800-music.com, musicsuperstore.com, guitar-offer.com, guitardiscovery.com, music-superstore.com, everything-music.com and topvalues.com.

     We own the Piano Discovery-Registered Trademark- and Miracle
Piano-Registered Trademark- trademarks.

     8.   GOVERNMENT APPROVAL.

     No government approval is required for any of our current products or services.

     9.   EFFECT OF ANY EXISTING OR PROPOSED GOVERNMENT REGULATIONS.

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to access to online commerce. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of products and services. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase the our cost of doing business, or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Moreover, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could have a material adverse effect on our business, prospects, financial condition and results of operations.

     Permits or licenses may be required from federal, state or local government authorities to operate on the Internet. No assurances can be made that such permits or licenses will be obtainable. We may be required to comply with future national and/or international legislation and statutes regarding conducting commerce on the Internet in all or specific countries throughout the world.

     10.  RESEARCH AND DEVELOPMENT COSTS

     Research and development expenses consist primarily of personnel and equipment costs required to conduct the development efforts on our web site. To date, we have spent approximately $300,000 in developing our web site. We expect to incur an additional $500,000 to $1,500,000 in additional development costs over the next two years. Software development costs are expended as incurred.

     11.  COST AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS AND REGULATIONS

     We are not involved in a business which involves the use of materials in a manufacturing stage where such materials are likely to result in the violation of any existing environmental rules and/or regulations. Further, we do not own any real property that would lead to liability as a land owner. Therefore, we does not anticipate that there will be any costs associated with the compliance of environmental laws and regulations.

     12.  EMPLOYEES

     As of the date hereof, we employ 6 full-time employees and 7 part-time employees. We hire independent contractors on an "as needed" basis only. We have no collective bargaining agreements with our employees. We believe that our employee relationships are satisfactory. Long term, we will attempt to hire additional employees as needed based on our growth rate.

     13.  KEY PERSONNEL

     Our success depends to a significant extent on the services of Richard Mathews, our President, and Jan Mathews, our Chief Operating Officer, as well as our ability to attract and retain additional key personnel with the skills necessary to manage our existing business and growth plans. The loss of one or more of these individuals or other key personnel could have a material adverse effect on our business, results of operations, liquidity and financial position. On May 5, 1999, we entered into three-year employment contracts with both Mr. Mathews and Ms. Mathews. Additionally, we carry "key-man" insurance on the lives of Mr. Mathews and Ms. Mathews in the amount of $250,000 each. In order to achieve our growth plans, we will depend upon our ability to find and recruit new personnel with the skills and expertise to manage our business and to retain such employees. If we cannot hire and retain qualified personnel, our business, results of operations, financial condition and prospects could be adversely affected.

     14.  ECONOMIC CONDITIONS

     Our business is sensitive to consumer spending patterns, which in turn, can be affected by prevailing economic conditions. A downturn in economic conditions in our market could have a material adverse effect on our results of operations, financial condition, business and prospects. Although we attempt to stay informed of consumer preferences for musical products and accessories typically offered for sale on our site, any sustained failure on our part to identify and respond to trends would have a material adverse effect on our results of operations, financial condition, business and prospects.

     15.  STOCK PRICE

     We have a limited history of trading as a public company; our stock price could be volatile. On May 5, 1999, our predecessor company, Jump! Software, Inc. dba Jump! Music merged with America's Finest Waters, Inc. In the merger, the shareholders of Jump! Software Inc. became the majority shareholders in the Company, and the officers and directors of Jump! Software, Inc. took over control of the Company. Since the merger, the trading volume in our stock has been minimal with no shares trading on most trading days. The market price of our shares of common stock may be subject to significant fluctuations in response to our new business strategy, operating results and other factors, including announcements by our competitors, and those fluctuations may continue in the future. In addition, the stock market in recent years has experienced significant price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. These fluctuations, as well as a shortfall in sales or earnings compared to public market analysts' expectations, changes in analysts' recommendations or projections, and general economic and market conditions, may adversely effect the market price of our common stock.

     16.  RISKS RELATED TO THE BUSINESS

     Described below are some of the risks and uncertainties facing our company. There may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, results of operations, liquidity and financial position.

     WE MAY BE UNABLE TO MEET OUR GROWTH STRATEGY: Our growth strategy requires that we raise additional capital: $3 million in 1999; $12 million in 2000; and $12 million in 2001. Our strategy requires that we use these funds to capture new customers ($50.00 per customer and estimated to decrease to $20.00 over 5 years) and retain current customers ($12.50 and estimated to decrease to $5.00 over 5 years). We may be unable to raise sufficient capital and our estimates of the costs to acquire and retain customers may be low. Our growth strategy also requires that we have a comprehensive offering of music products on our site. We may not be able to negotiate deals with a sufficient number of the music product vendors that we need to acquire these products.

     WE MAY BE FACED WITH NEW AND WELL FUNDED ON-LINE COMPETITION: Currently the larger retail chains are focused on growing their retail presence in the music products market. It is possible that one of these chains will make a major investment in the Internet. It is also possible that another Internet focused retailer of music products will emerge and raise capital before us. To date, to the best of our knowledge, neither of these events has happened.

     17.  FORWARD-LOOKING STATEMENTS


     Except for the historical information contained in this Report, we believe matters discussed herein, particularly those identified with the words "expects," "believes," "anticipates," "strategy" and similar expressions, are forward-looking statements. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to (a) the acquisition of music products, (b) the expansion of on line domestic and international sales (c) the continued protection of proprietary technologies and (d) the ability to fund continued operations out of existing working capital, additional capital infusion and cash flow from future operations. The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that we will continue to acquire and introduce new music products on it's web site in a timely basis, that rapid changes in technology will not make our web site obsolete or otherwise reduce our ability to compete in the marketplace, that competitive conditions within the industry will not change materially or adversely, that the use of multimedia PC's in homes and small offices will continue to grow, that management's decision to focus our resources on the Internet will reduce certain expenses from the levels which were experienced in 1997 and 1998, and that there will be no material adverse change in our operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, there can be no assurance that the forward-looking information will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or anyone else that our objectives or plans will be achieved.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

     OVERVIEW

     Over the last two years, we have instituted far-reaching changes in our plan of operation. We have transitioned from being a music software company to becoming an Internet e-commerce retail business specializing in consumer music products. For the most part, this transition occurred in 1998.

     A.   RESULTS OF OPERATIONS

     The following table sets forth, for the years indicated, selected financial information for the Company. All financial information prior to Jump! Software, Inc.'s merger with America's Finest Waters, Inc. on May 5, 1999 is for Jump! Software, Inc.'s operations only. Prior to this merger, America's Finest Waters, Inc. had no significant operations in 1998 and 1999 and therefore no financial information is provided for America's Finest Waters, Inc.


                                         SIX MONTHS                        YEAR ENDED
                                       ENDING JUNE 30                     DECEMBER 31
                                 ---------------------------     ---------------------------
                                    1999            1998            1998             1997
                                 (UNAUDITED)     (UNAUDITED)      (AUDITED)       (AUDITED)
                                 -----------     -----------     ----------       ----------
 Revenues                         $527,192         $775,545      $1,738,367       $3,530,154
 Cost of Sales                     219,073          383,613         806,417        1,936,675
 Gross Profit                      308,119          391,931         931,950        1,593,477
 General, Administrative, and      554,378        1,278,267       2,085,941        5,042,184
 Selling Expenses
 Other Income (Expenses)         (198,508)        (114,111)       (276,200)        (583,611)
 Income (Loss) Before Taxes      (444,767)      (1,000,447)     (1,430,191)      (4,032,316)
 Provisions for Taxes                  400              400             800              800
 Net Income (Loss)               (445,167)      (1,000,847)     (1,430,991)      (4,033,116)


     B. SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED) AS COMPARED TO SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)

     We generated revenues of $527,192 for the six months ended June 30, 1999, as compared to revenues of $775,545 for the six months ended June 30, 1998. This decrease in revenues was a result of our transition from the software business to the e-commerce retail business. The decrease in revenues is partially offset by decreased general, administrative and selling expenses as a result of company downsizing, which declined from $1,278,267 for June 30, 1998 to $554,378 for June 30, 1999. Likewise, the cost of sales declined from $383,613 for June 30, 1998 to $219,073 for June 30, 1999, due to the company downsizing. Other income (expenses) decreased from -$114,111 to -$198,508, as a result of increasing interest expenses, off-set by debts forgiven by some of our creditors. Although our interest expenses increased from $101,326 to $309,415, miscellaneous income increased from $9,935 to $110,000 due the debt-forgiveness. The net loss of $1,000,847 for June 30, 1998 was reduced to $445,167 for June 30, 1999.


     C. FISCAL YEAR ENDED DECEMBER 31, 1998 (AUDITED) AS COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997 (AUDITED)

     Between 1997 and 1998 we also restructured our company and reduced costs by eliminating a product development group which we had been operating in Seattle and reducing our marketing staff.

     We generated revenues of $1,738,367 for the year ended December 31, 1998 as compared to revenues of $3,530,154 for the year ended December 31, 1997. This decrease in revenue is due to our transition from a software company to a e-commerce retail business, as discussed above. The decrease in revenue is partially offset by a significant decrease in the general administrative and selling expenses which were reduced from $5,042,184 to $2,085,941. This reduction in the general, administrative and selling expenses was due primarily to a reduction in overhead inherent in running a software business, as we transitioned to becoming an e-commerce retail business. Additionally, the cost
of sales decreased from $1,936,675 in 1997 to $806,417 in 1998.   By
reconcentrating our marketing efforts on the Internet, we were able to drastically reduce the funds we spent on traditional retail marketing, such as infomercial broadcasts. Other income (expenses) increased from -$583,6111 to -$276,200, largely due to a decrease in bad debts although this was offset by an increase in interest expense. Expenses due to bad debts were reduced from $456,193 in 1997 to $30,477 in 1998. The net loss of $4,033,116 for 1997 was reduced to $1,430,991 for 1998.

     D.   LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1999, our principal sources of liquidity included cash and net accounts receivable of $118,470. While we have generated revenues for the last two years, expenses have exceeded revenues generated, resulting in negative cash flow. As discussed in Results of Operations, our revenues are down, but we are also spending less money and our net income is up to -$445,167 for the six months ending June 30, 1999 as opposed to -$1,000,847 for the six months ending June 30, 1998.

     Cash on hand, along with cash generated from the sale of products, signing of a new distribution agreement and collections of accounts receivable, is expected to be sufficient to meet our requirements through November 1, 1999.
Our ability to fund continued operations beyond November 1, 1999 depends on raising additional capital and converting the majority of debt to equity. Our officers are currently attempting to raise additional capital by offering securities to accredited investors only. There is no guarantee that we will be
able to raise this additional capital.   In addition, we have entered into a
verbal agreement with one of our creditors to convert an additional $700,000 of debt to equity, although there is no guarantee that this conversion will take place. Should we be unable to raise additional capital and convert most of our debt to equity, we will be required to significantly reduce operations, and reduce expenses. Such steps would likely have a material adverse effect on our ability to establish profitable operations in the future. We will continue to pursue other financing arrangements to increase its cash reserves. There can be no assurance we will be capable of raising additional capital or converting debt or that the terms upon which such capital or debt conversion will be available to us will be acceptable.

     To date, we have financed operations principally through net proceeds from private placements of debt and equity. Our initial financing was raised from individual investors. We raised $4,724,562 in a Series A Preferred stock offering and $574,654 in a Series B Preferred stock offering. $200,000 in Series B Preferred was sold in 1998.

     We do not believe that inflation has had a significant impact on our operations since inception of the Company.

     Current Assets decreased to $452,258 at June 30, 1999 from $491,577 at the end of 1998. The decrease was due to in part to a reduction in inventory. Total assets decreased to $520,446 at June 30, 1999 from $563,486 at December 31, 1999 due mainly to the reduction of current assets. There were no significant additions to fixed assets in 1999. Current liabilities decreased from $3,125,198 at December 31, 1998 to $1,910,786 at June 30, 1999. In recent months, we have signed agreements to convert $4,700,000 of our debt to equity. The creditors signing these agreements are receiving warrants for preferred stock.

     PLAN TO ADDRESS GOING CONCERN OPINION

     Our independent certified public accountants' report on our financial statements for the year ended December 31, 1998 contains an explanatory paragraph regarding our ability to continue as a going concern. Among the factors cited by the accountants as raising substantial doubt as to our ability to continue as a going concern are our operating losses and our dependence on financing to continue operations. We have developed a plan to achieve profitability and allay doubts as to our ability to continue as a going concern.

          LOWERING DEBT PAYMENTS.

     We have converted almost all of our debt to equity and thus have significantly lowered our debt payments. However, we need to reduce our interest expenses by converting more of our debt to equity.

          LIQUIDATING PIANO DISCOVERY INVENTORY.

     Our inventory value of $359,129 as of December 31, 1998 consists almost entirely of Piano Discovery inventory. Piano Discovery is a proprietary music software product which we acquired before we refocused our efforts on selling third-party over the Internet. We plan to sell the remainder of our inventory of Piano Discovery for $1,500,000 over the next eighteen months. There is no guarantee that we will be able to sell this inventory. If we do succeed in selling the Piano Discovery inventory, this revenue would be in addition to revenue we make from sales of third-party products on our e-commerce web site.

          ADDITIONAL FUND-RAISING.

     Our current total operating expense is $77,000 per month, so if we do not receive significant additional funding in the next 12 months, we could continue as a viable company although at a lower growth rate than we have projected based on raising $25,000,000 in equity. But in order to continue as a viable company at this lower growth rate for the next 18 months, we estimate that we would still need to sell stock worth $400,000 in the next six months. We will need to raise around $100,000 of this amount by November 1, 1999. These are the minimal funds we would require to continue operations for the next year. There is no guarantee that we will be able to raise this money.

     If we only receive the minimum funds needed to maintain operations for the next year, we believe that this would give us enough time for our web site to become profitable through repeat business in addition to new customers obtained through the referrals of existing customers. We also believe that because of the high margins in the Music Products industry, typically 50%, we could continue as a viable company indefinitely after raising a minimum of $1,000,000 in the next 18 months for advertising and improving the web site. However, there is no guarantee that we will be able to raise these funds. Even if we did raise this money, there is no guarantee that these funds would ensure that more advertising and an improved web site will ensure profitability.

          INCREASED SALES.

     We believe we will have sales in 1999 of between $1,500,000 to $2,000,000 even if we raise only $200,000 this year, although there is no guarantee that we will be able to do this. We believe we can hold our total operating expense to under $1,500,000 for the year, as it is only $554,378 for the six months ending June 30, 1999. We had revenues of $527,192 for the same period. With the reduction of interest expense made possible by the conversion of debt to equity, we are close to breaking even and if we tightly control our total operating expense, we could break even or become profitable in 2000.

     As an electronic retail outlet, it is much easier for us to control our operating expenses and even scale back our operating expenses in the event of declining sales, compared to when we were a music software development company and had to maintain high salaries for programmers.

     However, in addition to the possibility that we might not continue as a going concern, another risk is that if we grow slowly or not at all, we would be more vulnerable to competition from a well-funded competitor. The primary use of the money we wish to raise is to rapidly grow our customer base and prevent a competitor from filling this niche in the market.

     E.   PLAN OF OPERATION

     As we have already eliminated our product development group and cut the administrative infrastructure required for a software development company, our reorganization into an Internet retailer selling music products is substantially complete. Our cost structure is substantially different from before our reorganization. Prior to our reorganization we were burdened by high product development and production costs. In addition, because we did not have an e-commerce web site, and because traditional media advertising was the only way for us to maintain contact with our customers, we had a higher advertising budget.

     As an Internet retailer selling products manufactured by third-parties, we do not have any product development and production costs. However, we are required to invest in web site maintenance and development. Additionally, we must pay to maintain our inventory. If we are able to raise the necessary funds, we hope to expand our marketing staff and to add some in-house developers to further develop the web site. Also we hope to market the web site nationally via the Internet as well as through printed, radio and possibly television ads. Although advertising is not as critical as it was before the reorganization, we will still need to advertise in order to increase the number of our customers.

     Our financial forecast indicates that to grow according to plan, we will need to raise $3,000,000 by the end of 1999, $12,000,000 in 2000, and another $12,000,000 in 2001. Seventy-five percent of these funds will be used in marketing to acquire new customers. The remaining funds will be used in product development to expand and enhance our web site and in operations and customer service. We plan to grow to 29 employees by the end of 1999 and 69 employees by the end of 2000.

     F.   YEAR 2000.

     THE Y2K PROBLEM.

     We have begun to address possible remedial efforts in connection with computer software that could be affected by the Year 2000 "Y2K" problem. The Y2K problem is the result of computer programs being written using two digits rather than four to define the applicable year. Any programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations.

     The Y2K problem can affect any modern technology used by a business in the course of its day. Any machine that uses embedded computer technology is susceptible to this problem, including for example, telephone systems, postage meters and scales, and of course, computers. The impact on a company is determined to a large extent by the company's dependence on these technologies to perform their day to day operations.

     Y2K COMPLIANCE OF COMPANY EQUIPMENT.

     Internally, we have begun reviewing all such equipment and have determined that many of our systems are Y2K compliant. We anticipate that all system and software will be fully reviewed and brought into compliance by November 1999. If certain systems are not brought up to Y2K compliance by the end of November 1999, then the non-compliant technology will be disabled so as not to have an impact on the systems that are compliant. Any such events would not have a serious impact on our day to day operations, nor would any valuable information be lost. Our company backs up all computer systems daily to protect us against data loss.

     The costs of bringing our company technology up to Y2K compliance is expected to be less than $5,000. This is because the majority of the "patches" or programs designed to make software Y2K compliant can be obtained over the Internet from manufacturers for little or no cost and we do not expect to rely heavily on outside consultants to upgrade our systems as most of the work can be performed in-house. We have already installed many of the latest Y2K software patches to our system.

     WORST CASE SCENARIO.

     The worst case Y2K scenario for us would be the failure of the server hosting our web site, the failure of our e-commerce and accounting software, the failure of timely transmission of information on the Internet, and/or the failure of basic utilities such as power and phone service. Any such failures would negatively impact our sales, resulting in a suspension of our revenues. A suspension of revenues could result in material losses from operations and a reduction in our working capital. Management is unable at this time to quantify the impact that the Y2K problem could have on our results of operations and financial condition.

     VENDORS & THIRD PARTIES.

     We have recently contacted our suppliers and service providers requesting their status on the Y2K problem. We have not yet received written assurances that their systems will be Y2K compliant and must assume that they will not be ready in time. The consequences of Y2K suppliers and service providers could be severe. We depend on vendors for the products we sell on our web site; we depend on utilities for phone service and power; we depend on our Internet provider for access to the Internet; we depend on our bank for banking services. The failure of the systems of any of these parties would negatively impact the company by reducing or possibly shutting down our operations. Our web server is located in a secure facility with redundant power and communications lines, reducing the possibility our web site would be taken off-line. Additionally, we rely on numerous vendors to supply the products which we sell, and we consider it unlikely that all of them will experience Y2K problems. However, in the absence of written assurances to the contrary, we cannot rule this possibility out. Even the inability of a few of our vendors to supply us with products could result in customer dissatisfaction and lost business.

     Y2K CONTINGENCY PLANS.

     We currently have no contingency plans in place for dealing with any Y2K problems that may arise. We plan to more thoroughly review the Y2K risks to the Company and create contingency plans by October 31, 1999. However, there is no guarantee that the Company will be able to timely create such contingency plans.

ITEM 3.   DESCRIPTION OF PROPERTY

     Our offices are located at 201 San Antonio Circle, Suite 105, Mountain View, California 94040. We pay $4,891.50 per month for 2,174 square feet of office space. We are currently renting on a month-to-month basis while we look for a larger facility.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                               PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of our Common Stock, as of the date hereof, by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, (ii) each director of the Company, (iii) each officer of the Company, and (iv) all directors and officers as a group.


                                                                     PERCENTAGE
NAME                               NUMBER OF SHARES (1)          BENEFICIALLY OWNED
----                               --------------------          ------------------
Lee J. Lorenzen and Julie
Lorenzen as a married couple(2)         1,063,634                       14.03
Richard W. Mathews and Jan M.
Mathews as a married couple(2)          1,339,325                       17.41
Valorie Cook Carpenter(2)                  61,998                        *
Jerome W. Carlson(2)                       61,956                        *
Jack F. Kemp(2)                            21,243                        *

All officers and directors
as a group (5 persons)                  1,484,522                       19.33

_______________
(1) Except as otherwise indicated, we believe that the beneficial owners of Common Stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person or group holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person or group.
(2) c/o Company's address: 201 San Antonio Circle, Suite 105, Mountain View, CA 94040.
 *   Less than one percent.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and officers are as follows:


NAME                     AGE   OFFICE
----                     ---   ------
Richard W. Mathews       56    Chief Executive Officer, Chairman of the Board
                               of Directors
Valorie Cook Carpenter   45    Acting Senior Vice President Marketing,
                               Director
Jerome W. Carlson        62    Acting Chief Financial Officer
Jan M. Mathews           50    Chief Operating Officer, Director, Secretary
Jack F. Kemp             63    Director

     Richard W. Mathews, our Chief Executive Officer, and Jan M.
Mathews, our Chief Operating Officer, have been married for 13 years.


     RICHARD W. MATHEWS, CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD OF DIRECTORS. Richard W. Mathews, Chief Executive Officer, Chairman of the Board of Directors. Mr. Mathews has worked full-time with the Company since its inception. He became its Chief Executive Officer and Chairman of the Board on January 26, 1994 when he founded the Company and has continued to serve the Company in these roles up to the present date. His current term as Chairman of the Board of Directors commenced on May 5, 1999. Prior to founding the Company, Mr. Mathews held senior engineering management positions with Claris, Aldus, Columbia Data Products and Nomadic Systems. As Vice President of Product Development and Strategic Alliances for Claris Corporation, Mr. Mathews was responsible for the strategic planning and implementation of the migration of Claris s product line to the Windows platform. While at Claris, Mr. Mathews managed the development of ClarisWorks, FileMaker Pro, MacWrite Pro, Claris CAD, Mac Project, and other software products. As Vice President of Product Development for Aldus, Mr. Mathews managed the development of PageMaker 3.0 and 4.0 for the Mac and Windows platforms and Persuasion for Windows. As Chief Engineer for Xerox Office Products Division, Mr. Mathews led the team that produced the 860 word processor and the 820 personal computer. While with Xerox, in 1981 Mr. Mathews sponsored the skunkworks project that prototyped an Intel-based personal computer using the Xerox Star interface. As Vice President of Product Development and Strategic Planning at Columbia Data Products, Mr. Mathews was responsible for the development of some of the first IBM-compatible computers, including desktops, portables, and the first hard drive-based PC. Mr. Mathews managed teams that developed ROM BIOS, modified GW Basic for IBM compatibility. Mr. Mathews served as Vice President of Engineering at Nomadic Systems where he was responsible for SmartSyncTM, a program that synchronized data between personal computers. He also served as Manager of the Eastern Data Communications Center for Motorola where he was responsible for the development, sales and installation of computer-aided dispatching systems. Mr. Mathews has a BSE in Electrical Engineering from the John Hopkins University night school and an MS in Computer Science from John Hopkins University.



     JEROME W. CARLSON, ACTING CHIEF FINANCIAL OFFICER.  Mr. Carlson
became our acting Chief Financial Officer on May 5, 1999. Mr. Carlson has been President of Raljer, Inc., a management consulting firm, since January 1995, specializing in assisting start-up companies and mid-size company re-organizations. He is also our Chief Financial Officer on a part-time
basis.  We expect to have a full-time CFO by the end of 1999.   He has acted
as an advisor to several companies in the Software Business Cluster, a start-up incubator, in San Jose, and is currently involved in the formation of a start-up incubator, in Livermore, CA, along with representatives of Lawrence Livermore Labs, Sandia Labs, Tri-Valley Business Council and other businesses. He recently was a founder in aiding the start-up of the Valley Community Bank, in Pleasanton, CA, and is now a director. The bank was formed to focus on serving the needs of small businesses in an area where a number of new software, communications and bio-tech companies are being formed.


     Mr. Carlson also serves on the board of DBS Industries, in Mill Valley, CA, a start-up company which will provide satellite communications for specific industries using relatively low cost Leo satellite technology. From 1984 to 1990, Mr. Carlson served as the Chief Financial Officer for Triad Systems Corporation , in Livermore, CA, responsible for all financial and legal functions, and along with the leasing and business supplies operation which served hundreds of the company's customers. From 1961 to 1984, Mr. Carlson served in various positions with Hewlett Packard Company, in the Bay Area. where he managed the service support operation for the Western United States, was general manager of one of the company's first computer divisions and later became the company's first corporate controller. As controller, he instituted a unique world-wide reporting and control system that gave corporate management visibility and control over nearly a hundred separate business operations that spanned across divisional boundaries. Mr. Carlson holds an M.B.A. from the Stanford Graduate School of Business and a B.S. degree in Economics from the University of California, at Davis.


    VALORIE COOK CARPENTER, ACTING SENIOR VICE PRESIDENT MARKETING,
DIRECTOR. Ms. Carpenter first became a Director of the Company on May 1, 1995. Her current term as a Director commenced on May 5, 1999. On May 5, 1999 she also became our acting Senior Vice President of Marketing. Ms. Carpenter currently serves as a principal in the consulting practice she founded, Market Savvy Consulting (founded in October 1994) which focuses on strategically driving the creative process to deliver consistently outstanding marketing programs that work and as Senior Vice President of Marketing for Caere Corporation (April 1999 to present).

     Over the past ten years, she has also held Vice President of Marketing positions with Claris Corporation / FileMaker, Inc. (June 1997 to July 1998) as well as Broderbund Software (November 1992 to October 1994), and was Vice President of Marketing and Manufacturing with Ashlar.

     As Vice President of Marketing and Manufacturing with Ashlar, Ms. Carpenter was responsible for product management/product marketing, marketing communications, product support, end user documentation, manufacturing, and customer service. In this role she established product line, distribution and manufacturing strategies; created and staffed departments, including recruiting the Vice President of Sales and setting up a telesales operation; managed aggressive alpha and beta site seeding programs; developed marketing materials, including the corporate identity, packaging, advertising, data sheet, testimonial video, and trial version; launched the product; and obtained press coverage, creating the image of a highly-successful, large company while closely controlling expenses.

     Ms. Carpenter has also held key positions at Software Publishing Corporation. There she served as Director of Marketing Services, as well as Product Marketing Manager and Group Product Manager for the PFS: series of personal productivity applications. Ms. Carpenter began her career in brand management with Procter & Gamble and is a classically-trained musician. She holds an MBA from Stanford University and a BS in Business from Indiana University.


     JAN M. MATHEWS, CHIEF OPERATING OFFICER, CORPORATE SECRETARY AND DIRECTOR. Ms. Mathews has served the Company as Chief Operating Officer, Corporate Secretary, and Director continually since the commencement of the Company on January 26, 1994. Her current term commenced on May 5, 1999. In addition, Ms. Mathews was Vice President of Marketing for Catalog City, an internet startup focused on the catalog industry from December 1997 through March 1998. From October 1993 through May 1999, Jan served as Vice President of Marketing for Jump! Software Inc. where she directed the repositioning of ConcertWare, a leading notation software program and developed the Piano Discovery infomercial staring Herbie Hancock. In May 1999 she was promoted to Chief Operating Officer. Ms. Mathews has over eighteen years experience in sales and marketing management for high technology and industrial product companies. As President and founder of Bumblebee Software, Inc., Ms. Mathews launched dBFast/Windows and dBFast/Mac, the first Windows and Macintosh dBASE compatible database and compiler. At Bumblebee, Ms. Mathews negotiated marketing partnerships with Microsoft to promote Windows and with Novell to promote dBFast/Windows as an SQL front end to NetWare.


     As Director of Marketing and Corporate Communications for Columbia Data Products, Ms. Mathews managed Columbia's advertising and public relations. As Executive VP and Director of Luhrs & Lange Advertising, Inc., Ms. Mathews marketed high tech products for Fortune 500 businesses. She created a subsidiary company to develop and market consumer products for PCs. She also worked with Nomadic Systems as Director of Product Marketing for SmartSync-TM-, a Windows synchronization utility.

     JACK F. KEMP, DIRECTOR.   Mr. Kemp was appointed to the Board of Directors
to fill a vacancy on June 1 1999. Prior to founding Empower America in 1993, Mr. Kemp served for four years as Secretary of Housing and Urban Development. Before his appointment to the Cabinet, Mr. Kemp represented the Buffalo area and Western New York for 18 years in the United States House of Representatives.
Mr. Kemp also co-founded the AFL Players Association and was elected president for five terms. He is on the Board of Habitat for Humanity and Chairman of Habitat's National Campaign for Rebuilding our Communities. Mr. Kemp has been self-employed for over five years.

     Mr. Kemp is on the Boards of Oracle Corporation, Proxicom Inc., Speedway Motorsports, Inc., Everen Capital, Carson Inc., The Sports Authority, Inc., and American Bankers Insurance Group, Inc.

EXECUTIVE COMPENSATION


     The following table and attached notes sets forth the compensation of our executive officers during each of the last three fiscal years. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance, reimbursement of expense, and other benefits provided to such individual that are extended in connection with the ordinary conduct of our business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $25,000 or 10% of such officer's cash compensation. We have no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed by us.

                             SUMMARY COMPENSATION TABLE

=================================================================================================================
                                                                             Long Term Compensation
                                                                -------------------------------------------------
                                 Annual Compensation                       Awards                    Payouts
                     --------------------------------------      ---------------------    -----------------------
 Name and Principal                                 Other        Restricted                             All other
 Position                                           annual       Stock        Options      LTIP         Compen-
                      Year   Salary         Bonus   Compen-      Awards       SARs         Payouts      sation
                                                    sation
------------------------------------------------------------------------------------------------------------------
 Richard W. Mathews   1999   $165,000(3)     -0-       -0-          -0-      250,000         -0-        -0-
 Chief Executive      1998   $ 80,700        -0-       -0-          -0-        -0-           -0-        -0-
 Officer              1997   $170,000        -0-       -0-          -0-        -0-           -0-        -0-

 Jan M. Mathews       1999   $150,000        -0-       -0-          -0-      150,000         -0-        -0-
 Chief Operating      1998   $ 26,912        -0-       -0-          -0-        -0-           -0-        -0-
 Officer              1997   $145,800      $10,500   $14,190(4)     -0-        4,560         -0-        -0-

 Valorie Cook         1999      -0-          -0-       -0-          -0-       75,000         -0-        -0-
 Carpenter            1998      -0-          -0-       -0-          -0-        -0-           -0-        -0-
 VP Marketing         1997      -0-          -0-       -0-          -0-        -0-           -0-        -0-

 Jerome W. Carlson    1999      -0-          -0-       -0-          -0-        6,000         -0-        -0-
 Chief Financial      1998      -0-          -0-       -0-          -0-        -0-           -0-        -0-
 Officer              1997      -0-          -0-       -0-          -0-        2,090         -0-        -0-
-----------------------------------------------------------------------------------------------------------------

--------------------------
     3.  Projected.
     4.  Accrued salary from 1996.


                        OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                 (INDIVIDUAL GRANTS)

     We did not grant any stock options during our 1998 fiscal year.

-------------------------------------------------------------------------------------
 NAME                      NUMBER OF    PERCENT OF TOTAL  EXERCISE OR   EXPIRATION
                           SECURITIES     OPTIONS/SARS     BASE PRICE      DATE
                           UNDERLYING      GRANTED TO        ($/Sh)
                          OPTIONS/SARS    EMPLOYEES IN
                          GRANTED (#)      FISCAL YEAR
-------------------------------------------------------------------------------------
 Richard W. Mathews           -0-              N/A            N/A          N/A
-------------------------------------------------------------------------------------
 Jan M. Mathews               -0-              N/A            N/A          N/A
-------------------------------------------------------------------------------------
 Valorie Cook Carpenter       -0-              N/A            N/A          N/A
-------------------------------------------------------------------------------------
 Jerome W. Carlson            -0-              N/A            N/A          N/A
-------------------------------------------------------------------------------------

     We have entered into employment contracts with Richard W. Mathews, our Chief Executive Officer and

Jan M. Mathews, our Chief Operating Officer and Secretary.

           Our employment contract with Mr. Mathews provides that he shall be employed for three years, commencing on May 5, 1999 and terminating on May 4, 2002. Mr. Mathews' salary is $13,750 per month. Each January 1st, Mr. Mathews' salary is increased by 6%. In addition, the contract provides that Mr. Mathews shall get a bonus of 0.4% of gross sales over $2,000,000 per fiscal year, but his maximum yearly bonus is limited to $200,000.

          Our employment contract for Jan M. Mathews is for a term of three years, commencing on May 5, 1999 and terminating on May 4, 2002. Ms. Mathews' salary is $6,250 per month with an increase of 6% every January 1st.
 The contract also provides that Ms. Mathews shall get a bonus of 0.2% of gross sales over $2,000,000, but her maximum yearly bonus is limited to $150,000.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          During the last two years, we have borrowed money from shareholders. A list of all such transactions in the last two years for amounts exceeding $60,000 follows.


          On September 23, 1997, we borrowed $700,000 from Charles Corfield, who is one of our shareholders. This note is convertible to Series C Preferred stock and has an interest rate of 10% a year, compounded annually. The note is secured by our company assets and matured on March 31, 1998. We have reached a verbal agreement with Mr. Corfield to convert this note to Series C Preferred stock. A copy of this note is included as an exhibit to this Form 10-SB.


          On September 25, 1997, we borrowed $150,000 from J. Earle May, who is one of our shareholders. This note was convertible to our preferred stock and has already been converted to Series C Preferred stock. The interest rate on this note was 8% a year, compounded annually. This note was unsecured. The note matured on March 31, 1998 but has been extended by oral agreement. We anticipate reaching an agreement with Mr. May to convert this note to Series C Preferred stock in the near future. A copy of this note is included as an exhibit to this Form 10-SB.



         On March 31, 1999 we borrowed $200,000 from Lee Lorenzen, who along with his wife, Julie Lorenzen, is one of our largest shareholders. This loan is pursuant to a verbal agreement. The loan is unsecured and has an interest rate of 8%. Pursuant to our agreement with Mr. Lorenzen, we are not required to repay this loan until we have adequate funds to repay it.



ITEM 8    DESCRIPTION OF SECURITIES

          A.   COMMON STOCK

          Our Articles of Incorporation authorize the issuance of 200,000,000 shares of common stock, $.001 par value per share, of which 7,579,000 shares were outstanding as of the date hereof.

          Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Accordingly, the holders of in excess of 50% of the aggregate number of shares of Common Stock outstanding will be able to elect all our directors and to approve or disapprove any other matter submitted to a vote of all shareholders.

          Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time, by the Board of Directors in its discretion, from funds legally available therefor. We do not currently anticipate paying any dividends on our Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

          Shares of Common Stock are registered at our office and are transferable at such office by the registered holder (or duly authorized attorney) upon surrender of the Common Stock certificate, properly endorsed. No transfer shall be registered unless we are satisfied that such transfer will not result in a violation of any applicable federal or state securities laws. Our transfer agent is Interwest Stock Transfer, 1981 E. Murray Holiday Road, Salt Lake City, UT 84117

          B.   PREFERRED STOCK

          We are authorized to issue 50,000,000 shares of preferred stock, $.001 par value, of which 2,500,000 shares are designated as Series C Redeemable and Convertible Preferred Stock ("Series C Preferred Stock"). 1,472,013 shares of Series C Preferred Stock have been issued in connection with warrants. The rights, privileges, and preferences of the Series C Preferred Stock are as follows:

               a. DIVIDEND PROVISIONS. The holders of shares of Series C Preferred Stock shall be entitled to receive dividends accruing at the rate of ten percent (10.0%) per year of the face value (face value is $3.00 per share) from the date of issuance through the date of conversion (the "Coupon Dividend"), as well as dividends paid with respect to each share of common stock for each share of Series C Preferred Stock at the same time and on a parity with dividends paid on each share of common stock (the "Common Dividend") less any Coupon Dividend paid for any such period. However, no dividends are payable, unless the Board of Directors declare such dividends and we have funds legally available for such dividends. Each share of Series C Preferred Stock shall rank on a parity with each other share of Series C Preferred Stock with respect to dividends. Dividend payments to the holders of shares of Series C Preferred Stock shall be payable annually, in cash by delivery of a check to each entitled holder's address which is registered with the Secretary of the Company. Any Coupon Dividend on the Series C Preferred Stock which has accrued but which, for any reason whatsoever, (a) has not been declared, or (b) has been declared but has not been timely paid, shall be deemed in arrears and shall accumulate until paid.

               b. CONVERSION PROVISIONS. Each share of Series C Preferred Stock is convertible into shares of our Common Stock at any time after the date of issuance based upon a conversion price of $3.00 per common share. Any holder of the Series C Preferred Stock may elect conversion (the "Conversion Right") of any number of the shares so held by remitting the Certificate evidencing ownership of the shares together with a signed irrevocable stock transfer power, with signature guaranteed, to the Company requesting and specifying the number of shares that the Holder seeks to convert into our Common Stock (the "Conversion Request").

               c.   REDEMPTION.

                    i. MANDATORY REDEMPTION. If the shares of Series C Preferred Stock are not converted earlier by the holder(s), at two years following the date of issuance, we are obligated to redeem for cash each and every outstanding shares of Series C Preferred Stock at face value plus accrued and unpaid dividends owed.

                    ii. VOLUNTARY REDEMPTION. Notwithstanding the Mandatory Redemption provision, in the event that our Common Stock trades at $4.50 per share or greater for ten (10) consecutive trading days, as measured by the closing bid price, we shall have the right to convert into Common Stock such shares of Series C Preferred Stock at the greater of $4.50 or the closing bid price on the date that we provide written notice of our intention to convert.

               d. LIQUIDATION PREFERENCES. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, the holders of outstanding Series C Preferred Stock will be entitled to receive, before any distribution is made with respect to the Corporation's common stock, a preferential payment at a rate per each whole share of Series C Preferred Stock equal to the face value of $3.00 per share plus accrued and unpaid dividends thereon.

               e. RECAPITALIZATION. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Amendment) provision shall be made so that the holders of the Series C Preferred Stock shall thereafter be entitled to receive upon conversion of the Series C Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this section with respect to the rights of the holders of the Series C Preferred Stock after the recapitalization to the end that the provisions of this section (including adjustment of the applicable Conversion Prices then in effect and the number of shares purchasable upon conversion of the Series C Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.

               f. NO VOTING RIGHTS AND NO SINKING FUND. The Series C Preferred Shares have no voting rights and no sinking fund has or will be established to provide for dividends or the redemption of the Series C

Preferred Stock.

      Prior to the merger, we had issued shares of Series A and Series B preferred stock, but these were converted to common stock as part of our merger on May 5, 1999.

     C.   OPTIONS AND WARRANTS

          a.   OPTIONS

     In 1995 Jump! Software, Inc., prior to its merger with America's Finest Waters, Inc., enacted the Jump! Software, Inc. 1995 Stock Option Plan ("1995 Plan"). Adjusted for the merger, 309,261 options are still outstanding under the 1995 Plan as of June 30, 1999, with an exercise price of $0.395 per share.

     On May 5, 1999 the Company enacted the 1999 Incentive and Nonstatutory Stock Option Plan (the "1999 Plan") which has reserved for issuance 2,00,000 options to purchase shares of Common Stock for board members, key employees and consultants. The 1999 Plan is subject to, and must receive the approval of the shareholders. As of June 30, 1999, 677,757 options have been issued under the 1999 Plan with an exercise price of $3.59 per share.

     As of 1999, we have 987,018 options outstanding under both the 1995 and 199 Plan, of which 313,521 are currently exercisable.

          b.   WARRANTS

     The following chart shows all of our current outstanding warrants:


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                           NUMBER OF WARRANTS   PRICE  CLASS OF SHARES
-------------------------------------------------------------------------------
  David Anderson                    3,800       $0.03      Common
-------------------------------------------------------------------------------
  Silicon Valley Bank               6,196       $3.03      Common

-------------------------------------------------------------------------------
  Charles Corfield                 41,801       $0.03      Common
-------------------------------------------------------------------------------
  L. George Klaus                   9,500       $0.03      Common
-------------------------------------------------------------------------------
  John Kohler                       9,500       $0.39      Common
-------------------------------------------------------------------------------
  J. Earl May                       3,800       $0.03      Common
-------------------------------------------------------------------------------
  Mark Walsen                       3,800       $0.03      Common
-------------------------------------------------------------------------------
  John Warnock                     19,000       $0.39      Common
-------------------------------------------------------------------------------
  Jack Kemp                        25,000       $1.00      Common
-------------------------------------------------------------------------------
  Dick Mathews                    200,000      $5.125      Common
-------------------------------------------------------------------------------
  Jan Mathews                     100,000      $5.125      Common
-------------------------------------------------------------------------------
  Houlihan, Smith & Co.            50,000       $1.00      Common
-------------------------------------------------------------------------------
  Dick Mathews                    500,000       $3.00    Preferred C
-------------------------------------------------------------------------------
  Jan Mathews                     100,000       $3.00    Preferred C
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS' COMMON EQUITY AND OTHER STOCKHOLDERS MATTERS

     A.   MARKET INFORMATION

     Our Common Stock has been quoted on the over-the-counter bulletin board system ("OTC Bulletin Board") since January 13, 1992, formerly under the symbol AFWA, and since the Merger, under the symbol JMUS. In August, the OTC Bulletin Board suspended quoting our stock pending effectiveness of this Form 10-SB. Subsequently, we have been quoted on the pink sheets.

     The following table sets forth the high ask, low bid and closing bid prices for the Company's common stock as reported on the OTC Bulletin Board and the pink sheets.

     The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions:



-------------------------------------------------------------------------------
 QUARTER ENDED        HIGH ASK           LOW BID            CLOSING BID
 03/31/92(1)          1 1/4              0 3/8              1 1/8
-------------------------------------------------------------------------------
 06/30/92             1 1/4              0 1/4              0 9/16
-------------------------------------------------------------------------------
 09/30/92(2)          0 3/4              0 1/8              0 5/16
-------------------------------------------------------------------------------
 12/31/92             0 1/2              0 1/16             0 1/4
-------------------------------------------------------------------------------
 03/31/93             0 7/16             0 1/16             0 3/32
-------------------------------------------------------------------------------
 06/30/93             0                  0 3/32             0 3/32
-------------------------------------------------------------------------------
 09/30/93             0                  0 3/32             0 3/32
-------------------------------------------------------------------------------
 12/31/93             0                  0 3/32             0 3/32
-------------------------------------------------------------------------------
 03/31/94             0 3/4              0 1/16             0 1/2
-------------------------------------------------------------------------------
 06/30/94             0 3/4              0 1/16             0 11/32
-------------------------------------------------------------------------------
 09/30/94             0 9/16             0 1/16             0 1/4
-------------------------------------------------------------------------------
 12/30/94             0 7/16             0 1/32             0 5/32
-------------------------------------------------------------------------------
 03/31/95             0 9/32             0 1/32             0 5/32
-------------------------------------------------------------------------------
 06/30/95             0 9/32             0 1/32             0 5/32
-------------------------------------------------------------------------------
 09/29/95             0 9/32             0 1/32             0 9/64
-------------------------------------------------------------------------------
 12/29/95             0 1/4              0 1/32             0 3/32
-------------------------------------------------------------------------------
 03/29/96             0 9/32             0 1/32             0 5/32
-------------------------------------------------------------------------------
 06/28/96             0 9/32             0 1/32             0 5/32
-------------------------------------------------------------------------------
 09/30/96             0 5/16             0 1/64             0 11/64
-------------------------------------------------------------------------------
 12/31/96             0 5/16             0 1/64             0 1/64
-------------------------------------------------------------------------------


                                      21



-------------------------------------------------------------------------------
 QUARTER ENDED        HIGH ASK           LOW BID            CLOSING BID
-------------------------------------------------------------------------------
 03/31/97             0 5/16             0 1/64             0 11/64
-------------------------------------------------------------------------------
 06/30/97             0 5/16             0 1/64             0 11/64
-------------------------------------------------------------------------------
 09/30/97             0 5/16             0 1/64             0 11/64
-------------------------------------------------------------------------------
 12/31/97             0 5/16             0 1/64             0 11/64
-------------------------------------------------------------------------------
 03/31/98             0 5/16             0 1/64             0 1/32
-------------------------------------------------------------------------------
 06/30/98             0 3/64             0 1/64             0 1/32
-------------------------------------------------------------------------------
 09/30/98             0 3/64             0 1/64             0 1/32
-------------------------------------------------------------------------------
 12/31/98             3 1/8              0 1/64             1
-------------------------------------------------------------------------------
 03/31/99             1 1/4              0 1/4              0 3/4
-------------------------------------------------------------------------------
 06/30/99             4 1/2              4 1/2              4 1/2
-------------------------------------------------------------------------------
 07/30/99             2 1/2              1 1/2              2
-------------------------------------------------------------------------------
 08/30/99             4                  1 1/2              2 3/4
-------------------------------------------------------------------------------

_________________

(1) Price and volume statistics are not available for the full period.
(2) No pricing activity for the last day of the period.

     As of September 3, 1999 the bid price of our Common Stock was $2 3/4 per share.

     At the time we were last quoted on the OTC Bulletin Board, Management understood that the following firms made a market for our securities:

     Hill Thompson Magid & Company, Inc.
     JP Trading, L.L.C.
     Pennaluna & Company
     Paragon Capital Corporation
     Sharpe Capital, Inc.

     B.   HOLDERS

     As of July 19, 1999 there were approximately 396 holders of Company Common Stock, as reported by the our transfer agent.

     C.   DIVIDENDS

     We have not paid any dividends on its Common Stock. We intend to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

     To the best knowledge of management, there are no legal proceedings pending or threatened against the company.

ITEM 3.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Not applicable.

ITEM 4.        RECENT SALES OF UNREGISTERED SECURITIES

     On March 7, 1999, we commenced an offering pursuant to Regulation D, Rule 504, of the Securities Act of 1933, as amended (the "Act"). We sold a total of 3,270,480 shares of its common stock ("Shares") at $0.04 per Share for which we accepted subscriptions for a total of gross proceeds of $130,819.20 from 51 sophisticated or accredited investors. The Offering was terminated on April 2, 1999.

ITEM 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Nevada Revised Statutes and the Company's Articles of Incorporation and Bylaws authorize indemnification of a director, officer, employee or agent of the Company against expenses incurred by him or her in connection with any action, suit, or proceeding to which such person is named a party by reason of having acted or served in such capacity, except for liabilities arising from such person's own misconduct or negligence in performance of duty. In addition, even a director, officer, employee or agent of the Company who was found liable for misconduct or negligence in the performance of duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                      PART F/S

FINANCIAL STATEMENTS

The following financial statements are included herein:

Audited Financial Statements for the Fiscal Years Ended December 31, 1998 and December 31, 1997
Unaudited Financial Statements for the Six Months Ended June 30, 1999 and June 30, 1998

                                      PART III

ITEM 1 AND
ITEM 2.        INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


     Note: We are only including exhibits which have been added since the filing of the last Amendment of this Form 10-SB.





Exhibit No.    Document Description
-----------    --------------------
10.8           Promissory Note Executed September 23, 1997
10.9           Promissory Note Executed September 25, 1997
27.1           Financial Data Schedule


                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       JUMPMUSIC.COM, INC.


                                         /s/ Richard W. Mathews
                                       -----------------------------------------
                                       By:  Richard W. Mathews
                                       Its: Chief Executive Officer and Chairman



Signature                     Title                              Date
---------                     -----                              ----

/s/ Richard W. Mathews        Chief Executive Officer            September 17, 1999
--------------------------    and Chairman
Richard W. Mathews


/s/ Jan M. Mathews            Chief Operating Officer and        September 17, 1999
--------------------------    Director
Jan M. Mathews


/s/ Valorie Cook Carpenter    Director and Acting Senior         September 17, 1999
--------------------------    Vice President Marketing
Valorie Cook Carpenter


/s/ Jerome W. Carlson         Acting Chief Financial Officer     September 17, 1999
--------------------------
Jerome W. Carlson


/s/ Jack F. Kemp              Director                           September 17, 1999
--------------------------
Jack F. Kemp
